“Clenergen Corporation

CODE OF ETHICS

(Senior Executive Officers)

At Clenergen Corporation (the “Company”), we are committed to conducting our business in an honest, lawful and ethical manner. Consistent with this commitment, our Executive Chairman, Chief Executive Officer, Chief Financial Officer and other senior executive officers each agree to the following Code of Ethics:

To the best of my knowledge and ability:

1.	I will comply with applicable laws, rules and regulations of federal, state and local governments and other private and public regulatory agencies.

2.
I will support the commitment of the Company to full, fair, accurate, timely and understandable disclosure in all reports and documents filed with, or submitted to, the Securities and Exchange Commission and in other public communications.

3.
I will engage in and promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional  relationships. I will promptly report to the Company’s General Counsel any transaction or relationship that reasonably could be expected to give rise to a material conflict of interest.

4.
I will act in good faith and with due care and diligence, without misrepresenting material facts or seeking improperly to influence or hinder the Company’s outside auditors in the performance of their engagement.

5.	I will respect the confidentiality of non-public Company information and will disclose such information only when authorized or otherwise legally obligated to do so.

6.	I will promptly report known or suspected violations of this Code to the Company’s General Counsel.

7.	I understand that I am accountable for adhering to this Code and that any failure on my part to comply with its terms could result in disciplinary action, up to and including termination.”